October 13, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Office of Finance
Washington, D.C. 20549
Attention: William Schroeder and Ben Phippen

Re:	Comerica Inc.
Form 10-Q for the Quarterly Period Ended June 30, 2023
Filed July 26, 2023
File No. 001-10706

Dear Mr. Schroeder and Mr. Phippen:

Comerica Incorporated (the “Corporation,” “we” or “our”) is providing the following response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, dated October 4, 2023, with respect to the above-referenced filing.

To assist with your review, we have repeated the text of the Staff’s comments in italic type immediately preceding our response.

Form 10-Q for the Quarterly Period Ended June 30, 2023
Supplemental Financial Data, page 61

1.We note your presentation of the Non-GAAP measures tangible common equity, excluding AOCI, tangible common equity ratio, excluding AOCI, and tangible equity per share of common stock, excluding AOCI. Further, we note your disclosure that the measures provide a greater understanding of ongoing operations and enhances comparability with prior periods. Please address the following:
•Tell us and revise your disclosures, in future filings, to more fully explain what these measures represent and how they provide a greater understanding of ongoing operations.
•Tell us how you determined the adjustment to exclude accumulated other comprehensive income (loss) is appropriate, including your consideration of whether the adjustment relates to normal, recurring activities of the Company or if it results in individually tailored accounting. Refer to Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
•Tell us whether you will continue to present these measures and adjustments during periods where there is an accumulated other comprehensive gain rather than a loss, which would result in a reduction to these non-GAAP measures excluding AOCI. Refer to Question 100.03 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
•Tell us how you concluded it was appropriate to not also add back the impact of AOCI to the denominator (total tangible assets) so that both the numerator and denominator would be calculated on a consistent basis.

RESPONSE:

The Corporation acknowledges the Staff’s comment. The recent sudden and significant increase in interest rates following a prolonged period of low rates had an outsized impact on the amount of unrealized losses within accumulated other comprehensive loss (“AOCI”), primarily for investment securities that are available-for-sale and cash flow hedges. We included the non-GAAP financial measures referenced in the Staff’s comment because we believe that such presentation provided a greater understanding of our ongoing operations given that AOCI losses are speculative estimates subject to market volatility and may not be indicative of future realized losses. This is particularly important in the case of our portfolio of securities that are available-for-sale which is comprised of U.S. treasury securities and agency mortgage-backed securities considered to be risk-free of credit losses. We also believe these non-GAAP measures provided enhanced comparability with prior periods as well as a presentation that was more closely aligned with the way in which regulators assess capital adequacy for banking organizations of our size that, under the applicable regulatory capital rules, have elected the allowable “AOCI opt-out.”

We periodically evaluate the inclusion of non-GAAP measures for continuing utility to stockholders and investors. We intend to cease reporting the non-GAAP measures referenced in the Staff’s comment going forward given that interest rates have remained elevated through comparable periods, and accordingly, the utility for presenting such non-GAAP measures to stockholders and investors has diminished. We do, however, intend to continue highlighting the stand-alone basis point impact of unrealized losses recorded within AOCI on our tangible common equity ratio as we believe that such presentation remains useful to stockholders and investors given the magnitude of the impact on our tangible common equity in the current interest rate environment. When presenting the stand-alone basis point impact of unrealized losses recorded within AOCI on our tangible common equity ratio, we intend to reflect the impact of unrealized losses in the calculation of both the numerator and denominator so that both the numerator and denominator are calculated on a consistent basis, as mentioned in the Staff’s comment.

* * * * * *

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact me at (214) 462-6793 or via email at jjherzog@comerica.com.

Very truly yours,

/s/ James J. Herzog
James J. Herzog
Senior Executive Vice President and Chief Financial Officer

cc:	Curtis C. Farmer, Chairman, President and Chief Executive Officer
Mauricio A. Ortiz, Executive Vice President, Controller and Chief Accounting Officer
Ernst & Young LLP
Haynes and Boone, LLP